SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                            _______________________

                            BEI TECHNOLOGIES, INC.
                      (Name of Subject Company (Issuer))

                             SCHNEIDER ELECTRIC SA
                         BEACON PURCHASER CORPORATION
                      (Name of Filing Persons (Offerors))

                    Common Stock, par value $.001 per Share
                        (Title of Class of Securities)

                                   05538P104
                     (CUSIP Number of Class of Securities)

                           Juan Pedro Salazar, Esq.
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                 43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                    France
                             33 (0) 1 41 29 70 00
           (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the filing person)

                                  Copies to:
           Randall Doud, Esq.                          Howard Japlon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP           Beacon Purchaser Corporation
           Four Times Square                         1415 South Roselle Road
        New York, New York 10036                  Palatine, Illinois 60067-7399
             (212) 735-3000                               (847) 397-2600

                           CALCULATION OF FILING FEE

       Transaction Valuation                           Amount of Filing Fee
       ---------------------                           --------------------

          Not applicable                                  Not applicable


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    __________              Filing Party:  _____________
Form or Registration No.   ___________             Date Filed:    _____________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|          third-party tender offer subject to Rule 14d-1.
     |_|          issuer tender offer subject to Rule 13e-4.
     |_|          going-private transaction subject to Rule 13e-3.
     |_|          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

                               INDEX TO EXHIBITS

Exhibit
Number
-------

99.1                     Press release dated June 22, 2005.

99.2                     Background Presentation for Press/Analysts, available
                         June 22, 2005.